UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO

SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the U.S. Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	SEI Insurance Products Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code)):

One Freedom Valley Drive

Oaks, Pennsylvania 19456

Telephone Number (including area code):  (610) 676-1000

Name and address of agent for service of process:

Timothy D. Barto

c/o SEI Investments Company

One Freedom Valley Drive

Oaks, Pennsylvania 19456

Copy to:

Timothy W. Levin, Esq.

Morgan, Lewis, & Bockius, LLP

1701 Market St.

Philadelphia, PA 19103-2921

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:  Yes ☒   No ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Oaks, Commonwealth of Pennsylvania on the 3rd day of July, 2013.

SEI INSURANCE PRODUCTS TRUST

		By:	/s/ Stephen G. MacRae
			Name:	Stephen G. MacRae
			Title:	Trustee

Attest:	/s/ Peter A. Rodriguez
Name:	Peter A. Rodriguez
Title:	Controller & Chief Financial Officer